Exhibit 99.1

Form T

Israel Corporate

Registrar no.: 303448

To:	The Securities Authority	The Tel Aviv Securities Exchange Ltd.	Tav093 (Public)	Transmitted via Magna: February 18, 2021
	www.isa.gov.il	www.tase.co.il		Reference 2021-01-020701

Immediate report on the appointment of a director (other than a corporation) or an individual serving on behalf of a corporation who is a director of a private company:

Regulation 34(b) of the Securities Regulations (Immediate and Periodical Report) 1970

Explanation: According to regulation 34(d) of the Securities Regulations (Immediate and Periodical Report) 1970, along with the submission of this form, List of Senior Officeholders must be submitted under Form 097.

1.	Last name and first name: Joseph Tenne

Last name and first name in English as written in passport: Joseph Tenne

Gender: Male

ID no. and type: ID

Number Id no.: 053581575

Citizenship: Private individual with Israeli citizenship

2.	Date of Birth: October 17, 1955

3.	Address for legal correspondence: 6 HaTut , Ramot HaShavim, Israel

4.	Positions to which they are appointed: Regular Director

4.	Prior position in the company prior to appointment: None

6.	Start of term in office: February 18, 2021

7.	Education:

Title	Range	Name of Academic Institution
Bachelor	Economics and Accounting	Tel Aviv University, Israel
Master	Business Administration -specialization in Accounting and Finance	Tel Aviv University, Israel

Additional education and certificates:

Certified Public Accountant and Member of the Institute of Certified Public Accountants in Israel.

8.	Primary activities in the past 5 years:

Position filled	Place of work	Identifier no. type	Identifier no.	Time in office
CFO	Itamar Medical Ltd.	Number at the Registrar of Companies in Israel	512434218	3 Years
Financial Advisor	Itamar Medical Ltd.	Number at the Registrar of Companies in	512434218	2017-Present (Part time)
Director in several public companies	Freelancer	_____	_____	2013-Present

9.	Appointed as an alternate director of _________ and his term of office is up to _________

Explanation: if he was appointed as an alternate director please specify

10.	The director serves as a director in another corporation.

Explanation: if the Senior Officeholder is a family member of another Senior Officeholder or an interested party in the corporation, please specify.

Independent Director of AudioCodes Ltd., Independent Director of Mind CTI Ltd., External Director of OPC Energy Ltd., External Director of Sapphire Corp. Ltd., Independent Director of Ratio Oil Exploration (Financing) Ltd., External Director at Highcon Systems Ltd., Director at Orogenesis Ltd., Director at Curical Ltd., Director at Tennenbaum Properties Ltd.

11.	The director is not an employee of the corporation, of a subsidiary, or of its affiliated company or of a stakeholder in it..

Explanation: If he is an employee of the corporation or a subsidiary or a related company of the corporation or a stakeholder in it, please specify

12.	The director is not a family member of another Senior Officeholder or an interested party in the corporation.

13.	a. The director does not hold corporate securities.

The following are his holdings:

Name, Type and Series of Security	Security no. on Stock Exchange	Number of Securities	Dormant	Stake Capital Vote	Stake (Fully Diluted) Capital Vote

b. The Senior Officeholder does not hold securities of a subsidiary or related company of the corporation

The following are his holdings:

Corporation no.	Corporation name	Identifier no. type	Identifier no.
1

14.	The director is not a member of a committee or committees of the board of directors

Explanation: If the director is a member of a committee or committees of the board of directors, please specify.

15.	Does the company consider the director to have accounting and financial expertise? Yes

16.	Does the company see the director as an independent director? No

17.	Statement of the director under section 224B of the Companies Law:_________

The attachment of the director's statement is also required where the appointment of the director is not made by the general meeting.

Details of the Signatories on behalf of the Corporation:

	Name of Signatory	Position
1	Evyatar Cohen	Chief Financial Officer ----------------------------

Explanation: pursuant to Regulation 5 of the Periodic and Immediate Reports Regulations (5730-1970), a report submitted under said regulations must be undersigned by Corporate Signatories. Staff position on this matter may be found on the Authority's website: click here.

The reference numbers of the previous documents on the subject (any citation made does not constitute inclusion by way of reference)

The securities of the Corporation are not listed for trading on the Tel Aviv Stock Exchange	Form structure updated on: December 31, 2020

Abbreviated Name: Ability

Address: 14 Yad Harutzim St., Tel Aviv 6770007                   Telephone: +972-3-687 9777, Fax: +972-3-537 6483

Email: evyatar@profinance.co.il Company Website: www.interceptors.com

Previous names of reporting entity:

Name of Electronic Reporter: Yanai Andrei Their Job Title: External Legal Consultant Name of Employing Company: Barnea & Co. Law Firm

Address: 58 Harakevet St., Tel Aviv 677016 Telephone: +972-3-6400600 Fax: +972-3-640 0650 Email: ayanai@barlaw.co.il